Exhibit 99.1

NIO Inc. Announces Board Change

SHANGHAI, China, February 7, 2024 (GLOBE NEWSWIRE) -- (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced that Mr. Eddy Georges Skaf and Mr. Nicholas Paul Collins have been appointed as new directors by the Company’s board of directors (the “Board”), with effect from February 7, 2024. In addition, Mr. James Gordon Mitchell has resigned as a director of the Company, effective February 7, 2024.

Mr. Eddy Georges Skaf has held the position of chief investment officer at CYVN Holdings L.L.C since May 2023. He has also been a director of Foreight Limited and Forseven Limited since June 2023, and a director of CYVN Investments RSC Ltd. since July 2023. Previously, from August 2019 to May 2023, Mr. Skaf served as a senior advisor to Digital Infrastructure at Mubadala. Before this, he served as the chief strategy officer at Emirates Integrated Telecom Company (du) from August 2017 to May 2019. Mr. Skaf received his bachelor’s degree in computer and communication engineering from American University of Beirut in 1995, and his master’s degree of business administration in business administration and management and master’s degree of science in management information systems from Boston University in 2000.

Mr. Nicholas Paul Collins has served as the chief executive officer of Forseven Limited since January 2024. Prior to this role, Mr. Collins worked at Jaguar Land Rover from March 2015 to December 2023 in various capacities, including a director of both Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited, and an executive director of vehicle programs at Jaguar Land Rover Limited. Mr. Collins began his career in the automotive industry in 1993 and has extensive experience in global product development, product and business strategy, and vehicle development and launch across Ford Motor Company and Jaguar Land Rover. Mr. Collins received his master’s degree in mechanical engineering from University of Nottingham in 1998, and an MBA from Henley Management College in 2004.

The Company would like to welcome Mr. Eddy Georges Skaf and Mr. Nicholas Paul Collins to the Board. The Company believes that their expertise and experience will be a valuable asset to its development. At the same time, the Company would like to express its sincere gratitude to Mr. James Gordon Mitchell for his contribution to the Company and his service on the Board during his tenure. Mr. James Gordon Mitchell’s extensive experience has been highly valuable to the Company during his tenure.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as the industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as proprietary NIO Assisted and Intelligent Driving and its subscription services. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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